Filed by Duke Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Holding Corp.

Commission File No. 333-126318

Cinergy Merger Q&As: Most Recent (Jan. 12)

Nuclear

Q: Will the completed merger put us in a better, stronger position to build a new nuclear plant, or will there be any down sides?

A:  In general, the merger will create a financially stronger company that should help us when we pursue capital-intensive projects, like plant construction, and undertake additional mergers and acquisitions. Keep in mind that Duke Power's decision to explore additional nuclear generation was announced well before the merger. A decision to proceed will be based on many factors, including customer demand, regulatory reviews/approvals and financial considerations.

Burlington Resources

Q: How, if at all, does the purchase of Burlington Resources effect the 50/50 split of DEFS and how does this also impact the Cinergy merger?

A: ConocoPhillips' purchase of Burlington Resources is unrelated to Duke Energy Field Services (DEFS).  DEFS is a 50/50 joint venture between Duke Energy and ConocoPhillips, and is largely unaffected by the Cinergy merger. As such, there is no connection between ConocoPhillips’ purchase of Burlington and the Cinergy merger.

Winter Weather Response

Q: If Cinergy has a severe ice storm this winter and needs additional help in restoration, will we send Duke Power crews to assist?  If so, if it occurs before the merger is complete, will that be considered traveling "off system?"

A: Should Cinergy need help and request it, we’d check our crews’ availability and lend a hand, as we do for other utilities during storms. If this were to happen before the merger is complete, then, yes, that would be considered traveling “off system.”

(Cinergy employees were among the workers from 16 states who helped Duke Power restore power following the December 2005 Carolinas ice storm.)

Duke Energy Employees to Benefit?

Q: Will the merger bring any benefits to Duke employees?  It seems that any time Cinergy benefits are better than ours, the talk becomes bringing Cinergy in line with Duke.

A: One of the benefits of the merger is a financially stronger Duke Energy, which will benefit all stakeholders, including employees.  Plus, our goal to be an industry leader will create growth and development opportunities for employees.

The HR Compensation and Benefits Integration team continues to look at strategies for integrating the company’s benefits programs.

Operations vs. Operations support

Q: A recent communication stated that the merger would result in the elimination of approximately 1,500 positions and said that many of the job reductions are expected to come from the merged company’s corporate, shared services, utility back office, operations and operations support areas.

Who / what groups do you consider operations and operations support?

A: Based on the current organizational chart, operations are those groups that will report to COO Tom O'Connor (that includes groups such as Customer Service, Power Delivery, Generation and CG&E Gas Operations) and Nuclear Generation (which will report to chief nuclear officer Brew Barron.)

Operations Support groups include those in Engineering & Technical Services (which also will report to Tom O’Connor) and some support groups in the new Enterprise Business Services area (which will report to A.R. Mullinax). Examples of these operations support groups include: Fleet Services, Right-of-Way Management, Meter Testing and Repair and Rubber Goods Testing.

Rogers’ Change in Control Payout

Q: Can you clarify the question in the recent Q&As.  Does Jim Rogers get a $23 million dollar payout for change in control even if he keeps his job?

A: Following closing of the merger, Jim Rogers will receive bonuses and become vested in equity grants that, together, are valued at approximately $23 million.  As Jim Rogers would have earned some, and maybe all, of these benefits regardless of the change in control, these are unaffected by whether he keeps his job.

Will Power Delivery Employees Be Duke Energy?

Q: I work in Power Delivery today and am a Duke Power employee.  After the merger (and assuming I am still working in Power Delivery) – am I a Duke Power employee or a Duke Energy employee?

A: Duke Energy. After the merger closes, Power Delivery will report to the U.S. Franchised Electric and Gas chief operations officer (Tom O’Connor).  Employees reporting to O’Connor’s organization will be Duke Energy employees.

Ellen Ruff as New President of Duke Power

Q: What is her role and how does it compare to the role that Ruth Shaw or Bill Coley had?

A: Ruff’s position will be different from either Shaw’s or Coley’s.  Her organization will be focused on key external relationships – regulators, large customers, economic development and elected officials.  She will also have profit and loss responsibility for the Carolinas electric operations.  The operating departments, however, will report to the U.S. Franchised Electric and Gas Operations COO Tom O’Connor, while nuclear operations will report to Ruth Shaw.

Which Businesses are in Franchised Electric and Gas?

Q: I was very pleased to see Tom O'Connor named chief operating officer of U.S. Franchised Electric and Gas - Operations.  I am a bit confused, though, about which businesses make up the U.S. franchised electric and gas segments of Duke Energy.

A: If you look at the organization chart released on Dec. 19  (ppt, 180 kb), you’ll see that there are two business segments called “U.S. Franchised Gas & Electric.”  One is “Commercial,”  which will be headed by Jim Turner of Cinergy, and the other is “Operations,” which will be headed by Tom O’Connor.

U.S. Franchised Gas & Electric – Commercial is responsible for the regulated utility companies’ management functions, including their shared legal, finance, and rates and regulatory areas. The presidents of Duke Power in the Carolinas, Cincinnati Gas & Electric in Ohio, Union Light Heat and Power in Kentucky and PSI Energy in Indiana will report to Jim Turner.

U.S. Franchised Gas & Electric – Operations, headed by Tom O’Connor is responsible for the operation of the combined company’s regulated fossil/hydro generation, fossil/hydro fleet services, power and gas delivery, customer service call centers, engineering and construction, portfolio optimization and shared services.  There are no business units reporting to O’Connor and employees in his organization will be Duke Energy employees.

Another business segment is Duke Energy Gas and it includes DEGT and DEFS.  Duke Energy Gas will be headed by Fred Fowler.

Will Mergers Strategy Work?

Q: An article in Barron's recently commented that utility stocks now look pricey, and that some companies are turning to acquisitions to boost their paltry earnings growth.  Using history as a guide, the author surmised that many of these planned acquisitions won't work out.

In recent history, the electric industry was on a fast track to establish unregulated businesses in anticipation of a deregulated industry. History proved that model to be faulty. Now, we seem to be following the herd mentality again – this time, by growing through mergers. As noted above, some experts believe this is a short-sighted endeavor.

What are the warning signs that our mergers and acquisitions strategy is off-target, and how do we change our course if these signs appear?

A:  The authors make a valid point that not all mergers yield the desired results.  But in this merger, Duke Energy and Cinergy have several factors working in their favor.

•

Paul Anderson, Jim Rogers and the entire integration team are dedicated to a very disciplined merger integration process. Mergers achieve the desired synergies when companies are committed to the integration process.

•	Any coming wave of mergers will be different than previous deregulation-inspired investment activity. The anticipated merger activity will involve companies sticking to their core competencies.
•	We’ve seen a number of other industries go through a consolidation phase as a natural evolution of competition – and it’s better to be proactive in this environment than reactive.

How will we know if we’re on the right track?  We’re setting specific goals related to this merger (and would in any subsequent merger that may be pursued).  After closing, we’ll examine those goals to assure we’ve achieved synergy-related cost savings. If we didn’t achieve our goals, we’d take a look at how the integration was conducted, and determine where savings might have been overlooked.

While this author’s assessment was negative, other analysts and media are upbeat about the prospects for utility merger success.

Voluntary Severance Questions

Q:Will the voluntary severance program announced on Dec. 15 be enhanced, or the standard Duke severance package? Also, will it also include any enhanced retirement benefits, to encourage those employees close to retirement age to do so?  This would give older workers the financial means to retire, while sparing younger workers a layoff.

Q: Will all employees across Duke Energy be offered the same voluntary severance / early retirement benefits? This would seem to be fair, since one of the stated benefits of the Duke / Cinergy merger (regulated strength) applies to the entire company – not just the power generation side of the business. (At least 1.1 million of the 1.7 million natural gas customers are in Ontario.  If the incentives were attractive enough, some Union Gas employees might consider early retirement, thereby freeing up a space for a younger worker elsewhere.)

A: On Jan. 12, Duke Energy announced the details of its 2006 voluntary severance program.  Please see the announcement for answers to these questions.

Q: Will a voluntary severance opportunity be offered to part time employees in areas outside the selected areas, so as to give full time employees some new employment options?  As a part time employee, I would gladly take the voluntary severance, to give another employee the opportunity for continued full time employment.

A: Regular, part-time employees will be eligible to volunteer for severance in areas where a volunteer window is open.

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Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.